Exhibit (a)(1)(K)

TERM SHEET

This term sheet of the proposed offering of interests of TCW Specialty Lending LLC is intended only for reference, is neither complete nor exact, and is qualified in its entirety by reference to the more detailed information that appears elsewhere in the offering and organizational documents, including tender offer documents, limited liability company agreement, and subscription agreement (collectively, “Offering Documents”). This term sheet should be read in conjunction with the Offering Documents of TCW Specialty Lending LLC. Capitalized terms used herein and not otherwise defined shall have the meaning set out in the Offering Documents.

The Company:	TCW Specialty Lending LLC, a Delaware limited liability company (the “Company” or “Perpetual BDC”). The Company is being formed as an extension fund for TCW Direct Lending VIII LLC (“DL VIII”).

Exchange Offer:	DL VIII proposes to conduct an exchange offer in order to provide DL VIII unitholders with the option to either (i) continue to hold units in DL VIII for the duration of DL VIII’s remaining term with no material change to the existing economics of the unitholder’s investment or (ii) exchange all, or a portion, of their interests for an equivalent number of the Perpetual BDC’s units.

Adviser and Administrator:	TCW Asset Management Company LLC (the “Adviser”).

Investment Strategy:	The Company is a direct lending vehicle that will seek to generate attractive risk-adjusted returns primarily through direct investments in senior secured loans to middle market companies or other issuers. Company’s investment strategy will be substantially similar to the investment strategy of Fund VIII.

Leverage

The Company expects to use leverage, consistent with the requirements of the Investment Company Act of 1940 (“1940 Act”).

As a BDC, the Company is permitted, under specified conditions, to issue multiple of classes of indebtedness and one class of stock senior to the units, if its asset coverage, as defined under the 1940 Act, is at least 150% after such issuance or issuances (such classes of indebtedness and class of stock is referred to herein as “senior Securities”). As defined under the 1940 Act, asset coverage of 150% means for every $100 of total assets less liabilities and indebtedness not represented by Senior Securities, the Company may raise $200 from borrowing and issuing Senior Securities. The amount of leverage that the Company employs will depend on the Adviser’s assessment of market conditions and other factors at the time of any proposed borrowing.

Perpetual Life Vehicle	The Company is a privately placed, perpetual-life BDC whose shares are not listed and are offered at prices generally equal to quarterly NAV per share. The Company will remain in existence until dissolved in accordance with its governing documents or pursuant to Delaware law and while a liquidity event may be considered in the future, the Company currently intends to operate indefinitely to pursue a patient, opportunistic investment strategy.

Incentive Fee:	The Company shall pay to the Advisor an incentive fee (the “Incentive Fee”) quarterly in arrears in two parts as follows: A. Incentive Fee Based on Income.

1.  No incentive fee based on Pre-Incentive Fee Net Investment Income Returns (as defined below) in any calendar quarter in which the Company’s Pre-Incentive Fee Net Investment Income Returns do not exceed the hurdle rate of 1.50% per quarter (6.0% annualized) (the “Hurdle Rate”);

2.  100% of the dollar amount of the Pre-Incentive Fee Net Investment Income Returns with respect to that portion of such Pre-Incentive Fee Net Investment Income Returns, if any, that exceeds the Hurdle Rate but is less than a rate of return of 1.71% per quarter (6.86% annualized) (the “Catch-up”). The Catch-up is meant to provide the Advisor with approximately 12.5% of the Company’s Pre-Incentive Fee Net Investment Income Returns as if a Hurdle Rate did not apply if this net investment income exceeds 1.71% in any calendar quarter; and

3.  12.5% of the dollar amount of the Pre-Incentive Fee Net Investment Income Returns, if any, that exceed a rate of return of 1.71% (6.86% annualized). This reflects that once the Hurdle Rate is reached and the Catch-up is achieved, 12.5% of all Pre-Incentive Fee Net Investment Income Returns thereafter are payable to the Advisor.

“Pre-Incentive Fee Net Investment Income Returns” means, as the context requires, either the dollar value of, or percentage rate of return on, the value of the Company’s net assets in accordance with generally accepted accounting principles in the United States (“GAAP”) at the end of the immediately preceding quarter from interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company’s operating expenses accrued for the quarter.

B. Incentive Fee Based on Capital Gains.

Payable at the end of each calendar year in arrears, 12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, as calculated in accordance with GAAP, less the aggregate amount of any previously paid capital gains incentive fees. In no event will the capital gains incentive fee payable pursuant to this Agreement be in excess of the amount permitted by the Investment Advisers Act of 1940, including Section 205 thereof

Management Fee

A quarterly management fee (the “Management Fee”) is payable in arrears by the Company to the Advisor. The Management Fee shall equal 0.3125% per quarter (1.25% per annum) of the average net assets of the Company, with the average determined based on the net assets of the Company as of the end of the three most recently completed calendar months.

The Management Fee may be paid from drawdowns, indebtedness or out of proceeds from Portfolio Investments.

Commitment Period:	The Company will have an indefinite term and may make investments for the duration of its term. The Advisor expects the Company to operate under a fully drawn-down model beginning in the second quarter of 2027, pursuant to which all investor commitments made thereafter will be fully funded at the time of the investment.

Repurchase Program:	Beginning in the second quarter of 2027 and at the discretion of the Company’s majority-independent board of directors, the Company intends to commence a repurchase program in which it would repurchase, in each quarter, up to 5% of the outstanding units as of the close of the previous calendar quarter; provided that tendered shares of Common Shares that have not been outstanding for at least one year may be subject to an early repurchase fee of up to 2% of such shares’ net asset value. The Company may amend, suspend or terminate the repurchase program if its board of directors deems such action to be in its best interest and best interest of its unitholders. As a result, the repurchase program may not be available each quarter. The Company intends to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Securities Exchange Act of 1934 and 1940 Act.

Taxation:	The Company intends to elect to be treated, and intend to qualify annually thereafter, as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).

ERISA

Investment in the Company is generally open to institutions including pension and other funds subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or Section 4975 of the Code, although investment by such may be limited as described below.

Until such times as the units are considered “publicly-offered securities” within the meaning of the Department of Labor regulation 2510.3-101 (as modified by Section 3(42) of ERISA, (the “Plan Assets Regulation), the Company intends to operate so that “Benefit Plan Investors (within the meaning of the Plan Asset Regulation) hold less than 25% of the value of each class of equity in the Company based upon assurances received from investors, with the intent that the investment by the Benefit Plan Investors should not be significant and the assets of the Company should not be considered “plan assets” under ERISA (the “25% Test”). In order to satisfy the 25% Test, the Company may prohibit certain transfer of units, restrict investment by Benefit Plan Investors or take any other action deemed necessary or advisable so as to attempt to avoid the Company holding “plan assets” within the meaning of ERISA. The Company will require certain representations or assurances from investors subject to ERISA or Section 4975 of the Code to determine compliance with ERISA and the level of investment by Benefit Plan Investors.

U.S. Legal Counsel:	Debevoise & Plimpton LLP

Independent Auditors:	Deloitte & Touche LLP